OLD SECOND BANCORP, INC.

April 29, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 4561

Washington, D.C.  20549-0408

Attention:  Mr. Justin Dobbie

RE:         Old Second Bancorp, Inc.

        Form 10-K for the fiscal year ended December 31, 2008 (filed March 16, 2009)

        Form 8-K (filed April 21, 2009)

        File No. 000-10537

Dear Mr. Dobbie:

Please allow this letter to serve as Old Second Bancorp, Inc.’s (“Old Second”) request for additional time to respond to the comments of the Staff contained in a letter, dated April 27, 2009, relating to the above-referenced filings.  Old Second is currently working with its independent public accountants and legal counsel to respond to the April 27 letter and will provide a complete written response as required no later than May 21, 2009.

Please do not hesitate to call me if you have any questions regarding this response.

Very truly yours,

/s/ J. Douglas Cheatham
J. Douglas Cheatham
Executive Vice President and
Chief Financial Officer